Exhibit 99.1

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets
Unaudited

As at	June 30	December 31
Canadian dollars	2007	2006

ASSETS
Current
Cash	10,815,631	4,101,536
Accounts receivable	625,600	803,027
Prepaid expenses	414,529	900,957
Inventory (note 12)	779,891	617,043
	12,635,651	6,422,563
Long-term
Property, plant & equipment (note 6)	9,184,152	8,690,502
Mineral properties (note 3)	9,908,709	10,015,755
Deferred financing costs (note 7c)	-	695,773
Deferred exploration and development costs (note 3)	19,287,760	15,732,101
	38,380,622	35,134,131

	51,016,273	41,556,694

LIABILITIES
Current
Accounts payable and accrued liabilities	2,701,831	1,899,646
Capital lease obligations (note 11)	336,464	412,894
Loan facility (notes 2 and 5)	-	2,330,800
Asset retirement obligation (note 4)	58,047	59,173
	3,096,342	4,702,513
Long-term
Asset retirement obligation (note 4)	837,175	890,322
	837,175	890,322
	3,933,517	5,592,835
SHAREHOLDERS' EQUITY

Share capital (note 7a)	81,745,340	66,074,507
Contributed surplus (notes 7b,c,d)	5,006,370	4,347,990
Deficit	(39,668,954)	(34,458,638)
	47,082,756	35,963,859

	51,016,273	41,556,694
See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Comprehensive Loss
Unaudited
	Three month period ended June 30		Six month period ended June 30
For the periods ending June 30 (Canadian dollars)	2007	2006	2007	2006

Sales - Gold	1,640,631	-	2,759,715	-

Cost and expenses
Cost of sales	1,498,650	-	3,076,542	-
Amortization	501,167	8,234	962,066	17,611
General exploration	-	20,352	74,906	57,462
Royalty expense	17,874	20,474	39,205	20,474
Consulting fees	29,110	31,881	188,554	77,783
Office and general administrative	86,700	57,013	162,354	105,798
Investor relations and promotion	213,070	84,710	251,840	160,649
Management fees and salaries	381,862	247,170	888,227	495,827
Professional fees	236,815	114,397	356,712	158,001
Shareholders' information	48,052	26,837	51,716	36,869
Transfer agent and regulatory fees	10,453	36,395	115,653	169,156
Travel	219,745	87,143	269,753	217,607
Stock-based compensation (note 7b)	258,448	103,370	1,080,133	279,810
	3,501,946	837,976	7,517,661	1,797,047

Other (income) expense
Interest income	(158,600)	(91,682)	(195,682)	(93,846)
Interest expense	-	-	128,879	-
Write-off of deferred transaction costs	-	-	265,488	-
Debt extinguishment costs (note 5)	54,059	-	54,059	-
Foreign exchange loss	150,320	(26,798)	199,626	(21,961)
	45,779	(118,480)	452,370	(115,807)

Loss and comprehensive loss for the period	1,907,094	719,496	5,210,316	1,681,240

Basic and diluted loss per common share	$0.01	$0.00	$0.03	$0.01

Weighted average number of common shares outstanding	188,086,252	164,088,562	176,626,086	148,823,636

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Deficit
Unaudited

	Three month period ended June 30		Six month period ended June 30
For the periods ending June 30 (Canadian dollars)	2007	2006	2007	2006

Deficit, beginning of the period	37,761,860	25,941,495	34,458,638	24,979,751
Loss for the period	1,907,094	719,496	5,210,316	1,681,240
Deficit, end of the period	39,668,954	26,660,991	39,668,954	26,660,991

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows
Unaudited
	Three month period ended June 30		Six month period ended June 30
For the periods ending June 30 (Canadian dollars)	2007	2006	2007	2006

Operating activities :
Loss for the period	(1,907,094)	(719,496)	(5,210,316)	(1,681,240)
Items not affecting cash
Amortization	501,167	8,234	962,066	17,611
Write-off of deferred transaction costs	-	-	209,237	-
Interest expense	-	-	81,090	-
Stock-based compensation expense	258,448	103,370	1,080,133	279,810
Accretion expense	9,425	-	19,641	-
Foreign exchange (gain)/loss	(235,036)	(120,637)	(256,565)	(135,687)
Changes in non-cash working capital balances
Accounts receivable	(162,861)	(410,592)	177,427	(731,223)
Prepaid expenses	(71,028)	-	486,428	-
Accounts payable and accrued liabilities	931,641	145,041	842,856	151,372
Inventory	47,695	(56,110)	(162,848)	38,602
Cash used in operating activities	(627,643)	(1,050,190)	(1,770,851)	(2,060,755)

Investing activities :
Deferred exploration and development costs	(1,816,479)	(2,411,740)	(3,070,977)	(3,854,179)
Acquisition of property, plant and equipment	(1,052,812)	(352,748)	(1,419,559)	(447,295)
Cash used in investing activities	(2,869,291)	(2,764,488)	(4,490,536)	(4,301,474)

Financing activities :
Shares issued	634,400	160,814	12,903,649	16,606,410
Shares issued on warrants exercised	2,336,987	-	2,336,987	-
Repayment of Debt	(2,156,497)	-	(2,156,497)	2,336,000
Capital lease obligation	-	-	(76,430)	-
Share issue cost	(32,226)	(34,120)	(32,226)	(1,441,702)
Cash provided by financing activities	782,664	126,694	12,975,483	17,500,708

Increase (decrease) in cash and cash equivalents during the period	(2,714,270)	(3,687,984)	6,714,095	11,138,479

Cash - beginning of the period	13,529,901	15,231,450	4,101,536	404,987

Cash - end of the period	10,815,631	11,543,466	10,815,631	11,543,466
See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

1. Nature of Operations
Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and on project in the Philippines – Capcapo.

The Company is exploring and developing its mineral properties. The Company has one gold plant in Vietnam and this plant commenced commercial production effective October 1, 2006.  The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.  To date, the Company has not earned significant revenues from its plant and is considered to be in the development stage.

2. Summary of Significant Accounting Policies
Basis of presentation and consolidation
These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions are eliminated on consolidation.

Change in Accounting Policies
The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except loans and receivables and those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.  Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively as of January 1, 2007. The adoption of Section 3855 had no effect on the Company’s financial statements except for the prospective reclassification of deferred financing costs from long-term assets to net against the loan facility as required under Section 3855.

b) Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Actual results could differ from these estimates.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Cash and equivalents
Cash and cash equivalents are comprised of cash on hand and short-term investments that mature within 90 days from the date of acquisition.

Mineral properties
The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations
The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations.

Property, plant and equipment
The Company records building, plant and equipment at cost. Buildings, plant and equipment involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized, net of residual value, using the straight-line method over three years.  Repairs and maintenance expenditures are expensed as incurred.  Expenditures that extend the useful lives or productive capacity of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related assets.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with our other owned assets.

Asset impairment – Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing impairment for these assets, if the fair value or total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded based on discounted cash flows.  Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs, and further expenditures.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.

Stock-based compensation
The Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements.   For some of the stock options granted, the options vest based on meeting two of three criteria:  (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.

Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination.  The bonus is recognized as a liability at the time of the award. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. No compensation cost is recognized for estimated forfeitures.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes
Future income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the dore bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery.  The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract. The quantity of ounces sold is determined by applying a variable recovery rate as well as a return rate of 99.95% for gold and 98% for silver.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against costs of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Interest Cost Accounting
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use.  In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Phuoc Son	$ 6,116,904	$ 6,116,904	$13,403,182	$ 11,534,905
Bong Mieu	3,944,000	3,944,000	5,931,346	9,167,689
Capcapo	-	-	225,110	-
	10,060,904	10,060,904	19,559,638	20,702,594
Accumulated amortization(1)	(152,195)	(45,149)	(271,878)	(251,562)
Write- off (2)	-	-	-	(438,931)
Impairment charge (3)	-	-	-	(4,280,000)
Total	$9,908,709	$10,015,755	$19,287,760	$15,732,101

(1) Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2) Write-off of $438,931 of Deferred Exploration costs relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results. This write-off took place in Q4 2006.
(3) During fourth quarter 2006, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput.   Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Hogan) deferred exploration and development costs.

Bong Mieu Gold Property
The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit) which has operated by the French from 1896 to 1941. Olympus acquired this project in 1997.   Olympus owns 80% and the Company’s Vietnamese partner owns 20% of the Bong Mieu property.   The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company must pay a 3% net smelter return royalty equal to 3% of the sales price to the Vietnamese government when the gold is smelted in Vietnam and 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited.

Phuoc Son Gold Property
The Company holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

4. Asset Retirement Obligation

	June 30, 2007	December 31, 2006
Balance, beginning of the year	$949,495	$382,509
Increase in obligation	31,245	515,545
Decrease in obligation	(22,897)	-
Foreign exchange adjustment	(82,262)	22,344
Accretion	19,640	29,097
Balance, end of the period	895,221	949,495
Current portion	58,047	59,173
Non-current portion	$837,174	$890,322

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimated the cost of rehabilitating the sites at US$1,141,815 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 5.6%

5. Loan Facility
On June 27th, 2007 the US$2 million Non-Revolving Debt Facility (the "Facility") with Macquarie Bank Limited ("MBL") of Sydney, Australia was repaid in full.  MBL elected to exercise share purchased warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

6. Property, Plant & Equipment

(in dollars)	June 30, 2007			December 31, 2006
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$835,811	$113,775	$722,036	$502,412	$47,161	$455,251
Leasehold improvements	102,812	29,514	73,298	103,005	13,333	89,672
Plant and equipment	6,104,195	761,393	5,342,802	5,613,823	281,354	5,332,469
Office equipment, furniture and fixtures	953,464	391,076	562,388	900,718	292,234	608,484
Motor vehicles	375,840	186,603	189,237	376,548	153,956	222,592
Infrastructure	2,054,976	301,441	1,753,535	2,047,585	69,855	1,977,730
Construction in progress	540,856	-	540,856	4,304	-	4,304
	$10,967,954	$1,783,802	$9,184,152	$9,548,395	$857,893	$8,690,502

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

7. Capital Stock
a) Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.  The following table shows movements in the capital stock of the Company for the years ended December 31, 2006 and the six month period ended June 30, 2007.

	Number of Shares	Amount $
Common shares, January 1, 2006	131,846,200	$49,709,671
Private placement	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment (see note 6)	3,406,758	1,174,480
Share issue costs	-	(1,663,981)
Common shares, December 31, 2006	164,678,791	$66,074,507

Private placement	21,428,571	12,000,000
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	2,394,987
Bonus common shares issued	117,060	76,086
Share issue costs	-	(32,226)
Common shares, June 30, 2007	193,679,079	$81,745,340

The following table shows movements in contributed surplus of the Company for the six-months ended June 30, 2007 and year ended December 31, 2006.

	June 30, 2007	December 31, 2006
Balance, beginning of the year	$4,347,990	$2,656,679
Valuation of options	1,079,727	556,109
Bonus common shares issued	(38,044)	-
Valuation of warrants	-	1,445,573
Exercise options and warrants	(383,303)	(310,371)
Balance, end of the period	$5,006,370	$4,347,990

On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000.   All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share.  Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

In the first quarter of 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares. Shares were issued at the average closing prices of the Company’s shares over the preceding 20 trading days which was equal to $0.34475. Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex Minerals Limited (“Zedex”).

b) Stock Options
On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005.  On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the plan is 12% (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors in an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the period ended June 30, 2007 and the year ended December 31, 2006.

	June 30, 2007		December 31, 2006
	Number of Options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the year	11,477,500	$ 0.39	11,298,667	$ 0.37
Granted	7,100,000	0.71	1,965,000	0.45
Exercised	(1,978,565)	0.43	(1,155,833)	0.33
Cancelled/ Expired	(831,600)	0.59	(630,334)	0.44
Outstanding, end of the period	15,767,335	0.52	11,477,500	0.39
Options exercisable at the end of the period	11,166,022		9,619,793

The following table summarizes information about the stock options outstanding for the six-month period ended June 30, 2007.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at June 30, 2007	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $	Number Exercisable As at June 30, 2007	Weighted Average Exercise Price $
$0.30-0.36	6,043,334	3.24	0.32	5,530,138	0.32
$0.40 - 0.45	1,840,001	2.08	0.42	1,619,248	0.41
$0.50 - 0.55	784,000	2.34	0.51	744,070	0.51
$0.60 – 0.65	3,100,000	4.69	0.65	1,428,866	0.65
$0.75	4,000,000	4.69	0.75	1,843,700	0.75
	15,767,335			11,166,022

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

During the six-month period ended June 30, 2007, 7,100,000 options were granted and were valued at $2,174,500 using the Black-Scholes model with the assumptions of risk-free interest rate of 3.89% and expected volatility of 83.20%. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.  The vesting periods of these options:  1/3 of the shares were vested on the date of the grant; 1/3 is vesting on July 16, 2008 and another 1/3 on July 16, 2009.

The total stock-based compensation expense recognized during the period for stock options granted in the current and prior years and that vested during the six-month period was $1,079,727 [2006 - $279,810] using the fair value method and was credited to contributed surplus.

c) Warrants
The following is a summary of the 1,790,000 warrants outstanding as at June 30, 2007 [2006 – 7,266,092].

Total Outstanding	Exercise Price	Expiry Date
1,790,000	$0.58	March 31, 2008

The following is a summary of the warrants exercised as at June 30, 2007

	# Warrants Exercised	Exercise Price	Date Exercised
(1)	100,000	$0.58	May 16, 2007
(2)	5,376,092	$0.4347	June 27, 2007

(1)
On March 31, 2006, 1,890,000 warrants were issued to Paradigm Capital Inc., M Partners Inc. and CIBC World Markets Inc. in conjunction with the private placement that closed on that day. The fair value of the warrants was estimated to be $472,500 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 68% and expected time until exercise of 2 years.  The amount was included as part of issue costs and contributed surplus.

(2)	On June 27th, MBL elected to exercise share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987 [note 5].

d) Bonus Share Program
During the year ended December 31, 2006, employees who opted for their bonus to be paid in common shares will receive 191,330 common shares in 2007 of which 117,060 common shares were issued to employees in Q1 2007. On the grant date, the fair value of the incremental share award including the cash bonus was $113,224.  The total compensation expense recognized for the bonus share program for the six-month period ended June 30, 2007 was $9,007.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

8. Related Party Transactions
During the three and six month periods ended June 30, 2007, the Company entered into the following transactions with related parties:

a)
Paid or accrued $18,978 and $40,207 respectively, in legal fees to a company controlled by a director of the Company as compared to $857 and $4,492, respectively,  in 2006. Services are not under contract and are engaged as required.

b)
Paid or accrued $277,579 and $407,767, respectively in management fees and $103,375 and $129,153, respectively, in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2006, the Company paid or accrued $110,418 and $237,481, respectively, in management fees and $43,664 and $83,949, respectively in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)	Paid or accrued $17,433 and $37,195 respectively, in royalties as compared to $4,892 for Q2 and Q2 YTD in 2006. Royalties incurred are a result of an ongoing contract with a significant shareholder.
d)	On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,528,571 at $0.56 per share with the net proceeds of $11,976,118. Of the $12,000,000 placement, $7,250,000 of common shares were purchased at $0.56 per share by significant shareholders.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9. Commitments and Contractual Obligations

As at June 30, 2007
Payments Due by Period	Total	Less than One Year	2 – 10 Years
Capital lease obligations	336,464	336,464	-
Operating leases	321,424	60,887	260,537
Purchase obligations – supplies and services	1,864,476	1,451,101	413,375
Purchase obligations – exploration and development	1,252,943	810,802	442,141
Purchase obligations – power supply	167,801	167,801	-
Asset retirement obligations	1,216,490	58,047	1,158,443
Total	$5,159,598	$2,885,102	$2,274,496

 10. Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, capital lease obligations and loan facility.  The carrying amount of cash and cash equivalents, receivables and capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.  The carrying value of short-term debt approximated fair value primarily due to the floating nature of the interest rate on the loan facility.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Currency risk
The Company wss exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. These potential currency fluctuations could have an impact on expenditures, production costs and Company profitability. At present, the Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar.  The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to the Bong Mieu and Phuoc Son projects are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country.  These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

Interest rate risk
The Company was exposed to interest rate risk as interest on the variable interest rate U.S.$2.0 million loan facility fluctuated due to changes in the LIBOR market interest rates.  There were no derivative instruments related to interest rates outstanding as at June 30, 2007 and December 31, 2006.

Market risk
The profitability of the operating mine of the Company is related to the market price of gold and silver. The Company does not engage in derivative instruments at present.

11. Capital Lease Obligation

The Company has capital leases at its Bong Mieu Central mine.
	June 30, 2007	December 31, 2006
Total minimum lease payment	$336,464	$412,894
Less: current portion	336,464	412,894
	$-	$-

12. Inventory

	June 30, 2007	December 31, 2006
Dore Bars	$77,441	$73,047
Ore in stockpiles	128,716	76,337
Gold in circuit	47,265	18,800
Mine operating supplies	526,469	448,859
Total	$779,891	$617,043

13. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below)  upon completing a specified level of expenditures on the Capcapo Property.  The property covered by the MOA (the Capcapo Property.) consists of Mineral Production Sharing Agreement (MPSA) No. 144-99-CAR (MPSA 144), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (EXPA). Jabel holds the Capcapo Property in its name and is a minority shareholder in AMIC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The MOA is a binding agreement that is conditional on the Company’s completion of due diligence program validate historical drilling information.  Under the MOA, the parties will form a joint venture corporation (Newco) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, any revenues from the Capcapo Property will be received and distributed by Newco.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (Kadabra). Kadabra has an authorized and outstanding stock of PHP30,000,000.00 and is 100% beneficially owned by the Company.

Upon full exercise of the option described in the MOA, Newco will be 40% owned by Kadabra, 20% owned by a Philippine national that the Company will identify (Philco), and 40% owned by AMIC. Collectively, the 40% ownership of Kadabra and the 20% ownership of Philco in Newco represent the 60% interest in the Property that is subject of the MOA.

Under Philippine law, an entity holding a MPSA must be at least 60% owned by Philippine nationals. A corporation is considered a Philippine national if at least 60% of its outstanding shares is owned by Filipinos or Philippine entities that are themselves at least 60% owned by Filipinos. Since Newco will be a co-holder of the Property, this restriction applies to Newco. However, Newco’s structure complies with this restriction because the total of Philco’s and AMIC’s shares in Newco will, upon exercise of the option, meet the minimum 60% Philippine national ownership requirement.

Further details on the MOA are as follows. Under the terms of the MOA, six months after the signing of a formal agreement, the Grantee will cause Olympus to issue common shares to AMIC with a total value of US$350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent US$3 million on exploration and development work on the Capcapo Property, the Grantee will cause the Company to issue to AMIC further common shares of the Company with a total value of US$450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance.

For the Grantee to earn a 60% interest in the Capcapo Property, a cumulative spending of US$6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20% interest after the first US$1 million is spent, an additional 20% interest after an additional US$2 million has been spent and an additional 20% interest after an additional US$3 million has been spent. Once the 60% interest has been earned, Newco will be formed as described above. On the other hand, if the Grantee obtains less than the 60% interest, the Grantee would proportionately share in less than 60% of the results of the joint venture.

One year after full commercial production is achieved on the Capcapo Property, the royalty mentioned above would be paid to Jabel. The royalty would be equal to either 3% of gross value of production or 6% of annual profit of Newco, as defined in the MOA, whichever is higher. The MOA also provides the Company with a right of first refusal over MPSA No. 141-99-CAR (another Jabel tenement in the vicinity) and the area of the neighbouring EXPA that is in excess of the two-kilometer radius buffer zone. If exploration results are favourable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

14. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

15. Subsequent Event

On August 1, 2007, the Company filed a prospectus dated August 1, 2007, amended and restated from a short form prospectus dated July 24, 2007 filed, with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario for the offering (the “Offering”) of units of the Company (“Units”) previously announced on June 27, 2007. The terms of the Offering were revised.  The Company is offering 38,461,538 Units at a price of $0.65 for gross proceeds of $25,000,000.  Each Unit will be comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”). The Offering closed on August 10, 2007.  The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

END OF NOTES TO FINANCIAL STATEMENTS

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